Exhibit 99.2

QIWI ANNOUNCES FIRST-QUARTER RESULTS

First-Quarter Total Adjusted Net Revenue Increases 34% to RUB 2,515 Million

Adjusted Net Profit Increases 42% to RUB 1,117 Million or RUB 20.29 per diluted share

QIWI acquires 100% in Contact and Rapida

QIWI reiterates 2015 Guidance

Board of Directors Approves Dividend of 25 cents per share

MOSCOW, RUSSIA – May 14, 2015 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) today announced results for the first-quarter ended March 31, 2015.

First-Quarter 2015 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 34% to RUB 2,515 million ($43.0 million)

•	Adjusted EBITDA increased 50% to RUB 1,600 million ($27.4 million)

•	Adjusted Net Profit increased 42% to RUB 1,117 million ($19.1 million), or RUB 20.29 per diluted share

•	Total payment volume increased 6% to RUB 158.4 billion ($2.7 billion)

“I am very pleased with our solid first-quarter results,” said Sergey Solonin, QIWI’s chief executive officer. “Despite the general macroeconomic slowdown we continued to deliver strong financial and operational results. We see plenty of opportunities ahead, especially in gaining market share in the key verticals, and will continue to focus on our core market verticals and execute our strategy.”

First-Quarter 2015 Results

Revenues: Total Adjusted Net Revenue for the quarter ended March 31, 2015 was RUB 2,515 million ($43.0 million), an increase of 34% compared with RUB 1,877 million in the prior year.

Payment Adjusted Net Revenue was RUB 1,840 million ($31.5 million), an increase of 35% compared with RUB 1,362 million in the prior year. Payment Adjusted Net Revenue growth was predominantly driven by an increase in payment volume in the E-commerce and Money Remittances market verticals and net revenue yield in the E-commerce, Financial Services and Money Remittances market. Payment Adjusted Net Revenue was slightly offset by a decrease in payment volume in Financial Services and net revenue yield in the Telecom market vertical.

Other Adjusted Net Revenue, which is principally composed of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising, was RUB 675 million ($11.5 million), an increase of 31% compared with RUB 515 million in the prior year. The growth in the first-quarter was mainly due to increase in revenue from sales of kiosks, interest revenue from deposits and overdrafts provided to agents, slightly offset by a decrease in gain from currency swaps.

Adjusted EBITDA: For the quarter ended March 31, 2015, Adjusted EBITDA was RUB 1,600 million ($27.4 million), an increase of 50% compared with RUB 1,068 million in the prior year. Adjusted EBITDA growth was mainly driven by revenue growth and continued operating leverage in the business as well as bad debt recovery of RUB 67 million as compared to bad debt provision of RUB 62 million in the first quarter of 2014. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 63.6% compared with 56.9% in the prior year.

Adjusted Net Profit: For the quarter ended March 31, 2015, Adjusted Net Profit was RUB 1,117 million ($19.1 million), an increase of 42% compared with RUB 785 million in the prior year. The increase in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA, with exception of transaction foreign exchange effect.

Other Operating Data: For the quarter ended March 31, 2015, total payment volume was RUB 158.4 billion ($2.7 billion), an increase of 6% compared with RUB 149.6 billion in the prior year. Payment volume increased across all verticals except for financial services which demonstrated a 26% decrease caused by the general situation in retail loans segment. Average payment net revenue yield was 1.16%, an increase of 25 bps compared with 0.91% in the prior year. The increase in payment volume and average payment net revenue yield in the first-quarter was mainly driven by strong growth in the E-commerce and Money Remittances market verticals.

The total average Net Revenue Yield was 1.59%, an increase of 33 bps as compared with 1.26% in the prior year.

The number of active kiosks and terminals was 177,448, an increase of 6% compared with the prior year. The number of active Visa Qiwi Wallet accounts was 17.3 million in the first-quarter 2015, an increase of 1.7 million, or 11%, as compared with 15.6 million in the first-quarter 2014.

Recent Developments

Dividend: QIWI announces that following the determination of first-quarter 2015 financial results its Board of Directors recommended a dividend of USD 25 cents per share. The dividend record date is 26 May 2015, and the Company intends to pay the dividend on 28 May, 2015. The holders of ADSs will receive the dividend shortly thereafter.

Acquisition of Contact and Rapida: as announced separately today QIWI has entered into an agreement with Otkritie Financial Corporation to acquire 100% ownership of the Contact money transfer system and the Rapida payment processing system. Under the terms of the agreement, QIWI will issue 5,593,041 class B shares to Otkritie Financial Corporation in exchange for all of the outstanding interests in Contact and Rapida. The Company expects that the acquisition of Contact and Rapida will contribute between approximately 15% and 20% in annualized terms to both QIWI’s adjusted net revenue and adjusted net profit acquisition in 2015 following closing, which is expected to occur in two installments by mid-September 2015, and is subject to customary closing conditions, including regulatory approvals.

2015 Guidance1

QIWI reiterates its guidance in respect of 2015 outlook:

•	Total Adjusted Net Revenue is expected to increase by 12% to 16% over 2014

•	Adjusted Net Profit is expected to increase by 12% to 16% over 2014

[1]	Guidance is provided in Russian rubles

We have started to note the effects of the macroeconomic slowdown in Russia in the second half of 2014 and especially in Q4, which we believe can be long lasting and could have a significant negative effect on both consumer spending and the banking system in Russia and, accordingly, on our business in the future. The extent of the slowdown, and if that were to result in a full scale banking crisis, is yet to be assessed. We, therefore, do not currently have enough visibility on our Total Adjusted Net Revenue and Adjusted Net Profit in 2015. We reiterate the 2015 guidance based on our current understanding of the macroeconomic situation, which is subject to change. We reserve the right to revisit our 2015 guidance in case we see the situation changing throughout the year. Expected growth of Adjusted Net Profit equals to the expected growth of Adjusted Net Revenue as a consequence of our desire and commitment to invest into new products and gain market share in 2015.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss first-quarter 2015 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 13608949. The replay will be available until Thursday, May 21, 2015. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 17.3 million virtual wallets, over 177,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the closing and expected benefits from the acquisition of Contact and Rapida, expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, and growth of physical and virtual distribution channels. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the failure to obtain necessary regulatory approvals for the acquisition of Contact and Rapida, the satisfaction of other conditions to the closing of the acquisition of Contact and Rapida, the possibility that the length of time necessary to consummate the acquisition of Contact and Rapida may be longer than anticipated, the achievement of the expected benefits of the acquisition of Contact and Rapida, risks associated with integrating the businesses of QIWI, Contact and Rapida, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Yakov Barinskiy Head of M&A and Investor Relations +7.499.709.0192 ir@qiwi.com	Varvara Kiseleva Investor Relations +7.499.709.0192 ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in thousands)

	As of December 31,	As of March 31,	As of March 31,
	2014	2015 (unaudited)	2015 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	379,943	363,781	6,222
Goodwill and other intangible assets	2,367,623	2,326,613	39,796
Long-term debt instruments	1,806,295	2,312,855	39,560
Long-term loans	52,648	49,783	852
Other non-current assets	42,455	54,208	927
Deferred tax assets	239,571	230,227	3,938

Total non-current assets	4,888,535	5,337,467	91,295

Current assets
Trade and other receivables	5,305,275	3,042,247	52,036
Short-term loans	31,588	23,901	409
Short-term debt instruments	2,132,887	1,725,966	29,522
Prepaid income tax	89,239	82,500	1,411
VAT and other taxes receivable	51,078	94,219	1,612
Cash and cash equivalents	17,079,965	11,612,312	198,623
Other current assets	345,688	318,297	5,444

Total current assets	25,035,720	16,899,442	289,057

Assets of disposal group classified as held for sale	125,867	117,464	2,009

Total assets	30,050,122	22,354,373	382,361

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	963	965	17
Additional paid-in capital	1,876,104	1,876,104	32,090
Share premium	3,044,303	3,044,303	52,071
Other reserve	764,243	785,017	13,427
Retained earnings	2,683,805	3,991,941	68,280
Translation reserve	204,337	240,667	4,116

Total equity attributable to equity holders of the parent	8,573,755	9,938,997	170,002
Non-controlling interest	(239,385)	(271,957)	(4,652)

Total equity	8,334,370	9,667,040	165,350

Non-current liabilities
Long-term borrowings	41,981	42,080	720
Long-term deferred revenue	8,394	6,464	111
Long-term accounts payable	987	862	15
Deferred tax liabilities	37,758	73,182	1,252

Total non-current liabilities	89,120	122,588	2,097

Current liabilities
Short-term borrowings	1,061	439	8
Trade and other payables	20,179,673	11,027,405	188,619
Amounts due to customers and amounts due to banks	1,001,286	997,538	17,062
Income tax payable	11,290	11,786	202
VAT and other taxes payable	127,733	197,626	3,380
Deferred revenue	52,008	24,033	411
Other current liabilities	56	10,665	182

Total current liabilities	21,373,107	12,269,492	209,864

Liabilities directly associated with the assets of a disposal group classified as held for sale	253,525	295,253	5,050

Total equity and liabilities	30,050,122	22,354,373	382,361

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 58.4643 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of March 31, 2015.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Three months ended (unaudited)
	March 31, 2014	March 31, 2015	March 31, 2015
	RUB	RUB	USD(1)
Revenue	3,259,462	3,971,476	67,930
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	1,688,133	1,740,016	29,762
Selling general and administrative expenses	582,188	652,203	11,156
Depreciation and amortization	84,294	102,130	1,747
Profit from operations	904,847	1,477,127	25,266

Other income	375	4,995	85
Other expenses	(5,006)	(1,159)	(20)
Foreign exchange gain	146,980	447,720	7,658
Foreign exchange loss	(149,033)	(343,986)	(5,884)
Share of loss of associates	(7,311)	—	—
Impairment of investment in associates	(2,903)	—	—
Interest income	712	556	10
Interest expense	(10,572)	(13,331)	(228)

Profit before tax	878,089	1,571,922	26,887
Income tax expense	(189,912)	(293,210)	(5,015)

Net profit	688,177	1,278,712	21,872

Attributable to:
Equity holders of the parent	704,335	1,308,136	22,375
Non-controlling interests	(16,158)	(29,424)	(503)
Other comprehensive income
Exchange differences on translation of foreign operations	(3,012)	33,182	568

Total comprehensive income net of tax attributable to:	685,165	1,311,894	22,439

Equity holders of the parent	710,123	1,344,466	22,996
Non-controlling interests	(24,958)	(32,572)	(557)
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	13.50	23.98	0.41
Diluted profit attributable to ordinary equity holders of the parent	13.27	23.77	0.41

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 58.4643 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of March 31, 2015.

QIWI plc.

Consolidated Statement of Cash Flows

(in thousands)

	Three months ended (unaudited)
	March 31, 2014	March 31, 2015	March 31, 2015
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	878,089	1,571,922	26,887

Adjustments to reconcile profit before income tax to net cash flow used in operating activities
Depreciation and amortization	84,294	102,130	1,747
Foreign exchange loss (gain), net	2,053	(103,734)	(1,774)
Interest income, net	(63,733)	(189,877)	(3,248)
Bad debt expense/(recovery), net	62,435	(67,289)	(1,151)
Share of loss of associates	7,311	—	—
Impairment of investment in associates	2,903	—	—
Share-based payments	78,933	20,774	355
Other	2,324	588	10

Operating profit before changes in working capital	1,054,609	1,334,514	22,826

Decrease in trade and other receivables	526,911	2,298,756	39,319
Decrease/(increase) in other assets	(31,221)	39,419	674
Decrease in amounts due to customers and amounts due to banks	(72,468)	(3,748)	(64)
Decrease in accounts payable and accruals	(5,655,583)	(9,109,181)	(155,808)
Decrease/(increase) in loans issued from banking operations	(4,004)	5,089	87

Cash used in operations	(4,181,756)	(5,435,151)	(92,966)

Interest received	73,103	202,037	3,456
Interest paid	(6,575)	(7,496)	(128)
Income tax paid	(160,806)	(241,214)	(4,126)

Net cash flow used in operating activities	(4,276,034)	(5,481,824)	(93,764)

Cash flows (used in)/generated from investing activities
Contribution to associates without change in ownership	(10,214)	—	—
Payment for assignment of loans	(8,471)	—	—
Purchase of available-for-sale investments	—	(5,628)	(96)
Purchase of property and equipment	(66,032)	(12,326)	(211)
Purchase of intangible assets	(14,799)	(33,365)	(571)
Loans issued	(11,325)	(14,314)	(245)
Repayment of loans issued	720	—	—
Purchase of debt instruments	(706,846)	(499,876)	(8,550)
Proceeds from settlement of debt instruments	1,242,313	400,000	6,842

Net cash flow (used in)/generated from investing activities	425,346	(165,509)	(2,831)

Cash flows generated from financing activities
Exercise of options	5,168	—	—
Proceeds from borrowings	336,206	26,131	447
Repayment of borrowings	(672)	(778)	(13)
Net cash flow generated from financing activities	340,702	25,353	434

Effect of exchange rate changes on cash and cash equivalents	747	154,327	2,640

Net decrease in cash and cash equivalents	(3,509,239)	(5,467,653)	(93,522)

Cash and cash equivalents at the beginning of the period	11,636,913	17,079,965	292,145

Cash and cash equivalents at the end of the period	8,127,674	11,612,312	198,623

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 58.4643 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of March 31, 2015.

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, payment revenue in the case of Payment Adjusted Net Revenue, other revenue in the case of Other Adjusted Net Revenue and net profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. Other Adjusted Net Revenue is principally composed of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended
	March 31, 2014	March 31, 2015	March 31, 2015
	RUB	RUB	USD(1)
Revenue	3,259	3,971	67.9
Minus: Cost of revenue (exclusive of depreciation and amortization)	1,688	1,740	29.8
Plus: Compensation to employees and related taxes	306	283	4.8

Total Adjusted Net Revenue	1,877	2,515	43.0

Payment Revenue(2)	2,628	3,011	51.5
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	1,513	1,387	23.7
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	247	215	3.7

Payment Adjusted Net Revenue	1,362	1,840	31.5

Other Revenue(5)	631	960	16.4
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	175	354	6.0
Plus: Compensation to employees and related taxes allocated to other revenue(4)	59	69	1.2

Other Adjusted Net Revenue	515	675	11.5

Payment Adjusted Net Revenue	1,362	1,840	31.5
E-commerce	380	734	12.6
Financial services	375	397	6.8
Money remittances	184	321	5.5
Telecom	312	245	4.2
Other	111	142	2.4
Other Adjusted Net Revenue	515	675	11.5

Total Adjusted Net Revenue	1,877	2,515	43.0

Net Profit	688	1,279	21.9

Plus:
Depreciation and amortization	84	102	1.7
Other income	(0)	(5)	(0.1)
Other expenses	5	1	0.0
Foreign exchange gain	(147)	(448)	(7.7)
Foreign exchange loss	149	344	5.9
Share of loss of associates	7	—	—
Impairment of investment in associates	3	—	—
Interest income	(1)	(1)	(0.0)
Interest expenses	11	13	0.2
Income tax expenses	190	293	5.0
Share-based payments expenses	79	21	0.4

Adjusted EBITDA	1,068	1,600	27.4

Adjusted EBITDA margin	56.9%	63.6%	63.6%
Net profit	688	1,279	21.9
Amortization of fair value adjustments	22	16	0.3
Share-based payments expenses	79	21	0.4
Effect of taxation of the above items	(4)	(3)	(0.1)
Net effect of foreign exchange gains and losses on June 2014 SPO funds(7)	—	(196)	(3.3)

Adjusted Net Profit	785	1,117	19.1

Adjusted Net Profit per share:
Basic	15.04	20.47	0.35
Diluted	14.78	20.29	0.35
Shares used in computing Adjusted Net Profit per share
Basic	52,177	54,543	54,543
Diluted	53,078	55,031	55,031

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 58.4643 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of March 31, 2015.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other revenue is principally composed of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Net effect of foreign exchange gains and losses on June 2014 SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss/(gain), net in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange gain on the SPO US dollar denominated funds.

QIWI plc.

Other Operating Data

	Three months ended
	March 31, 2014	March 31, 2015	March 31, 2015
	RUB	RUB	USD (1)
Payment volume (billion)(2)	149.6	158.4	2.7

E-commerce	17.4	20.7	0.4
Financial services	47.3	34.8	0.6
Money remittances	13.1	18.9	0.3
Telecom	58.4	60.9	1.0
Other	13.2	23.1	0.4

Payment adjusted net revenue (million)(3)	1,362.3	1,839.5	31.5

E-commerce	379.7	733.9	12.6
Financial services	375.4	397.0	6.8
Money remittances	184.2	321.3	5.5
Telecom	312.3	245.1	4.2
Other	110.7	142.1	2.4

Payment average net revenue yield	0.91%	1.16%	1.16%

E-commerce	2.18%	3.54%	3.54%
Financial services	0.79%	1.14%	1.14%
Money remittances	1.40%	1.70%	1.70%
Telecom	0.53%	0.40%	0.40%
Other	0.84%	0.62%	0.62%

Total average Net Revenue Yield	1.26%	1.59%	1.59%
Active kiosks and terminals (units)	167,713	177,448	177,448
Active Qiwi Wallet accounts(4)	15.6	17.3	17.3

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 58.4643 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of March 31, 2015.
(2)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in QIWI’s international operations (including Kazakhstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of QIWI’s international operations will be brought in conformity with the methodology of QIWI’s Russian operations.
(3)	Payment Adjusted Net Revenue is calculated as the difference between Payment Gross Revenue and Payment Costs. Payment Gross Revenue primarily consists of merchant and consumer fees. Payment Costs primarily consist of commission to agents.
(4)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(5)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.